As filed with the Securities and Exchange Commission on September 5, 2003
                           Registration No. 333-101762
          -------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      FORM SB-2 (Post Effective Amendment)
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           AMERICAN BUSING CORPORATION

Nevada                                4700                33-1025552
(State or other           (Primary Standard Industrial    (I.R.S. Employer
jurisdiction of              Classification Number)       Identification Number)
incorporation or
organization)


         6075 S. Eastern Avenue, Suite 1, Las Vegas, Nevada, 89119-3146
                               (Registered Office)

                 23518 N 78th Street, Scottsdale, Arizona, 85255
                 Telephone 602-206-3582 Facsimile: 480-502-0412
          (Address and telephone number of principal executive offices)


                                  With copy to:
                                 Stepp Law Group
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                     Tel: (949) 660-9700 Fax: (949) 660-9010
                               (Agent for Service)
           (Name, address and telephone number for Agent for Service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]


If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         CALCULATION OF REGISTRATION FEE


Title of each                             Proposed                      Proposed            Amount
Class of  Securities   Amount             Maximum                       Maximum Aggregate   of
To be registered       to be Registered   Offering Price per share(1)   Offering Price      Registration Fee
------------------------------------------------------------------------------------------------------------
Common Shares          11,050,000         $  0.0025                     $27,625             $2.54

(1) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on a bona fide estimate of the maximum offering price.

                 Subject to completion, dated September 5, 2003

                                   PROSPECTUS

                           AMERICAN BUSING CORPORATION
                              A NEVADA CORPORATION

        11,050,000 Shares of Common Stock of American Busing Corporation

This prospectus relates to 11,050,000 common shares of American Busing Corporation, a Nevada corporation, which may be resold from time to time by certain selling stockholders of the company. Our common stock is not currently listed on any national exchange or electronic quotation system. In connection with any sales, any broker or dealer participating in such sales may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

You should carefully consider the Risk Factors beginning on Page 2 of this
--------------------------------------------------------------------------
prospectus before purchasing any of the common stock offered by this prospectus.
--------------------------------------------------------------------------------

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Our selling stockholders may not offer or sell their shares of our common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


Mr. Edmond Forister will sell his shares for the duration of this offering at $0.0025 per share and non-affiliate shareholders will offer their shares at the designated price ($0.0025) until their shares are quoted on the Over the Counter
(OTC) Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

                 Estimated Maximum          Underwriting discounts    Proceeds to issuer
                 Offering Price to the      and commissions
                 Public
-------------    -----------------------    ----------------------    ------------------
Per share        $ 0.0025                        $0.00                      $0.00
Total maximum    $ 27,625                        $0.00                      $0.00





                The date of this prospectus is September 5, 2003

                           AMERICAN BUSING CORPORATION


                                Table of Contents


PROSPECTUS SUMMARY...........................................................1

THE OFFERING.................................................................1

SELECTED FINANCIAL INFORMATION...............................................1

RISK FACTORS.................................................................2

FORWARD LOOKING STATEMENTS...................................................5

USE OF PROCEEDS..............................................................5

DETERMINATION OF OFFERING PRICE..............................................5

DILUTION.....................................................................6

DIVIDEND POLICY..............................................................6

SELLING STOCKHOLDERS.........................................................6

PLAN OF DISTRIBUTION.........................................................7

LEGAL PROCEEDINGS............................................................8

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND
SIGNIFICANT EMPLOYEES........................................................8

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............9

DESCRIPTION OF SECURITIES....................................................9

EXPERTS......................................................................9

LIMITATION OF LIABILITY AND INDEMNIFICATION..................................9

DESCRIPTION OF BUSINESS.....................................................10

BUSINESS STRATEGY...........................................................12

MARKETING STRATEGY..........................................................12


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION........................................................13

FINANCIAL STATEMENTS........................................................18




















--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page i

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------

PROSPECTUS SUMMARY
------------------


We were incorporated under the laws of the State of Nevada on August 5, 2002. Our United States registered office is located at Suite 1400-3675 Pecos-McLeod, Las Vegas, Nevada 89121-3881. Our principal office is located at 23518 N 78th Street, Scottsdale, Arizona, 85255.


We have one wholly owned subsidiary, Able Busing Corporation. Able Busing Corporation was incorporated under the laws of the Province of Saskatchewan, Canada on August 7, 2002, having its principal office located at 5536 Ballantine Court, Regina, Saskatchewan, Canada, S4X 4K3. Our corporate structure was put into effect by a share exchange between Able Busing Corporations sole shareholder Paratransit Busing Corporation and our company. We agreed to issue Paratransit Busing Corporation 8,000,000 shares in our company in exchange for the 100 shares that it owned in Able Busing Corporation. The end result of the share exchange was our Company was the sole owner of Able Busing Corporation. We accounted for this transaction as a reverse acquisition. The 8,000,000 shares issued to Paratransit Busing Corporation where redeemed for no consideration on November 12, 2002 because Mr. Perry Ceccarelli the sole shareholder of Paratransit Busing Corporation and its founder was unable to continue or fulfill his duties as director and officer of the Company. Mr. Edmond Forister replaced Mr. Ceccarelli as director and officer of the Company and owns 8,500,000 shares in the Company. Mr. Forister is the majority shareholder of our Company owning approximately 77% of the issued and outstanding shares.


In August 2002 our company was started to enable us to bid on busing contracts in North America through subsidiaries established by us such as Able Busing Corporation. Our subsidiary negotiated a contract with the Cosmopolitan Learning Centre Inc. to provide busing services to handicapped students. Able Busing Corporation operates our buses in satisfaction of our contract with Cosmopolitan Learning Centre Inc. Our fleet of buses were purchased on August 22, 2002 from Bahram Singh and are in good condition (4 to 5 years of remaining life), having a capacity of 24 passengers with the average age of each bus being 10 to 17 years old. The buses are owned by Able Busing Corporation, our 100% owned subsidiary and will be sufficient to conduct our business activities for the next twelve months. Our company will determine whether it receives a contract extension from Cosmopolitan Learning Centre Inc. for a period of six years by the end of September, 2003. This contract extension was to be voted upon by the Board of Directors of the Cosmopolitan Learning Center Inc. on July 15, 2003 but was extended to the Board of Directors meeting to be held in late September, 2003.

We have received a going concern opinion from our auditors because we have not generated material revenues since inception and we just recently commenced business on August 26, 2002 and our retained earnings is $73 as of August 31, 2002, and a deficit of $9,120 for the 9 months ended May 31, 2003.



THE OFFERING
------------


This prospectus relates to 11,050,000 shares of our common stock to be sold by the selling stockholders identified in this prospectus. Mr. Edmond Forister will sell his shares for the duration of this offering at $0.0025 per share and non-affiliate shareholders will offer their shares at the designated price ($0.0025) until their shares are quoted on the Over the Counter (OTC) Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We have received our symbol (ABSC) from the NASD to have our shares listed on its over the counter bulletin board quotation service. Please see Plan of Distribution at page 7 for a detailed explanation of how the securities may be sold.



SELECTED FINANCIAL INFORMATION
------------------------------


The following table presents summary historical consolidated financial information for the first fiscal year ended of August 31, 2002 and the 9 months ended May 31, 2003 and certain balance sheet information. The financial information disclosed is for the period of August 5, 2002 to August 31, 2002 and the period ended September 1, 2002 to May 31, 2003. The Selected Financial Information should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing in this Prospectus.


--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 1

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


                 Summary of Consolidated Statement of Operations
                 -----------------------------------------------


                                           August 31, 2002       May 31, 2003
                                             (Audited)            (Unaudited)

Net Sales                                   $      2,613        $       99,866
Net Income                                  $         73        $       (9,193)
Net Gain per share-Basic                    $        *          $          *
No. of shares outstanding                      7,666,667            11,075,000


* Less than .01 per share.

                      Summary of Consolidated Balance Sheet
                      -------------------------------------


Current Assets (Cash)                       $      2,091        $       31,475
Current Liabilities                         $     12,271        $       36,907
Total Assets                                $     12,409        $       41,606
Retained Earnings                           $         73        $       (9,120)
Stockholders Equity                         $        138        $        4,699



RISK FACTORS
------------

An investment in our common stock involves a high degree of risk. Prospective investors should carefully consider the following factors concerning the business of American Busing Corporation and its subsidiary and the offering, and should consult independent advisors as to the technical, tax, business and legal considerations regarding an investment in shares of our common stock.

All of the outstanding shares of the company, including all of the holdings of
----------------------------------------------================================
the only officer and director of the company, are being offered for sale. We
============================================--------------------------------
expect that a substantial number of our securities will be sold in the market by
--------------------------------------------------------------------------------
our other selling stockholders in the near future. This could cause our share
-----------------------------------------------------------------------------
price to decline significantly.
-------------------------------

Upon the effectiveness of the Registration Statement of which this prospectus is a part, our selling stockholders, including our only officer, director and principal shareholder, who owns 8,500,000 shares, may sell all or part of the 11,050,000 shares being registered in the offering. This creates risk to new investors because all shareholders, including the sole officer and director, are attempting to unburden themselves of any interest they have in our company. Such sales also may make it more difficult for us to raise capital in the future at a time and at a price that we deem appropriate.

Our company relies on one customer for all of its revenue. If this customer's
-----------------------------------------------------------------------------
revenue ceases our company would not be profitable.
---------------------------------------------------

Our company relies on the Cosmopolitan Learning Center to continue honoring its terms and conditions of payment of our fee under our two year contract executed with it. If for any reason including non performance of our contract obligations or the inability of Cosmopolitan Learning Center to pay our contract fees, our company would become unprofitable immediately.

Our company has a limited operating history and therefore we do not know if we
------------------------------------------------------------------------------
can maintain profitability.
---------------------------

From the date of our incorporation on August 5, 2002, to the date of this registration statement, we have not generated material revenues. Our operating activities during this period consist primarily of satisfying our subsidiary's busing contract with Cosmopolitan Learning Centre Inc. Able Busing Corporation commenced operations on August 26, 2002 by executing the contract with Cosmopolitan Learning Centre Inc. to supply busing services to its students. Our limited operating history makes it difficult or impossible to predict future results of our operations.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 2

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------

Our present operating subsidiary depends on its one client who accounts for a
-----------------------------------------------------------------------------
100 percentage of its business.
-------------------------------

Our subsidiary has only one client thus far and our one client contributes 100 percentage of our consolidated gross income.

Our ability to continue as a going concern is in doubt because we are a
-----------------------------------------------------------------------
development stage company and do not have material earnings.
------------------------------------------------------------

We are in the development stage and have not generated material revenues since our inception. Our only source of funds has been the sale of our common stock and limited income from our operating subsidiary. We continue to incur operating expenses and legal and accounting expenses. These factors raise substantial doubt about our ability to continue as a going concern. Our auditors have raised substantial doubt regarding our ability to continue as a going concern.

We have a history of net losses and negative cash flows. If we are unable to
----------------------------------------------------------------------------
become profitable, it is unlikely that we will be able to continue our
----------------------------------------------------------------------
operations.
-----------

We have sustained losses and negative cash flows in the past fiscal year ended August 31, 2002. For this period, we had an aggregate net loss of ($7,862). If we continue to sustain losses and negative cash flows, it is unlikely that we will be able to continue our operations. Our ability to become profitable primarily depends on our ability to generate revenue and to operate efficiently within the revenue constraints of our contract with Cosmopolitan Learning Centre Inc.

Because we face intense competition, an investment in our company is highly
---------------------------------------------------------------------------
speculative.
------------

The busing of students both handicapped and non-handicapped is characterized by intense and substantial competition. A number of our competitors are well established, substantially larger and have substantially greater market recognition and greater resources. Increased competition by existing and future competitors could materially and adversely affect our profitability. Moreover, our success depends on maintaining a high quality of efficiency so that timeliness of delivery is achieved.

We will compete with other busing providers in the transportation industry such as First Bus Canada Limited and Southwest Contract Services Inc. Further, other busing providers may follow a business strategy similar to ours and may compete directly with us for the same customers. Most of our competitors have significantly greater financial, technical, marketing and other resources than we have.

These potential competitors may be able to respond more quickly to new or changing opportunities, equipment requirements and customer requirements than us and may be able to undertake more extensive promotional activities, offer more attractive terms to customers and adopt more aggressive pricing policies than we do.

If our buses are faulty or cause accidents or our drivers cause accidents we
----------------------------------------------------------------------------
would lose business and investors could lose their investment.
--------------------------------------------------------------

If our buses are not properly maintained and become faulty we may suffer down time and our ability to deliver students on time or if our buses or drivers cause accidents that cause damage or death that could have a material adverse effect on our business, results of operations and financial condition.

Because our director and principal shareholders control a majority of our common
--------------------------------------------------------------------------------
stock, investors will have little or no control over our management or other
----------------------------------------------------------------------------
matters requiring shareholder approval.
---------------------------------------

Our director beneficially owns a majority of our outstanding common shares. As a result, he has the ability to control matters affecting minority shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our director and principal shareholder controls the company, investors will not be able to replace our management if they disagree with the way our business is being run. Because control by these insiders could result in management making decisions

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 3

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------

that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.

Because our sole director and officer will not devote his full time attention to
--------------------------------------------------------------------------------
the business our business may not operate efficiently and we may not achieve
----------------------------------------------------------------------------
growth through execution of other busing contracts.
---------------------------------------------------

Our sole officer and director works full time with Resource Arizona and will only be able to devote approximately 5-10 hours a week to our business including dealings with our operating subsidiary, shareholders and regulatory authorities. If our sole officer and director can not devote the necessary time to the business when required we will operate inefficiently becoming less profitable and decrease the ability for our investors to earn a return on their investment.

Because we do not intend to pay any dividends on our common shares, investors
-----------------------------------------------------------------------------
seeking dividend income or liquidity should not purchase shares in this
-----------------------------------------------------------------------
offering.
---------

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. We currently have no revenues and a history of losses, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors, whose single member currently does not intend to pay any dividends on our common shares for the foreseeable future.

Because we do not have sufficient insurance to cover our business losses, we
----------------------------------------------------------------------------
might have uninsured losses, increasing the possibility that you would lose your
--------------------------------------------------------------------------------
investment.
-----------

We may incur uninsured liabilities and losses as a result of the conduct of our business. We do not currently maintain any comprehensive liability or property insurance beyond the $1,260,000 (2,000,000 CDN) that is required by Saskatchewan, Canada law. Even if we have greater insurance in the future, we may not carry sufficient insurance coverage to satisfy potential claims. We do not carry any business interruption insurance. Should uninsured losses occur, any purchasers of our common stock could lose their entire investment.

There is no active trading market for our common shares.
--------------------------------------------------------


We have received our symbol (ABSC) from the NASD to have our shares listed on its over the counter bulletin board quotation service however the shares are not actively traded on the quotation service as of yet. We do not know if a market may develop or be sustained. Therefore it may be difficult to sell the shares or if sold it may adversely affect the market price for such shares.


We are required to indemnify our officers and directors in certain circumstances
--------------------------------------------------------------------------------
for claims against them that may bear significant cost therefore reducing our
-----------------------------------------------------------------------------
profitability and our ability to continue our business.
-------------------------------------------------------

We are required by Section 78.7502 of the Nevada General Corporation Law to indemnify our officers, directors, employees and agents against liability to the company in any proceeding in which such person wholly prevails on the merits. Generally, we may indemnify our officers and directors against such liability if the officer or director acted in good faith believing his or her actions to be in the best interests of the company. These provisions may limit our recovery for any claims against our officers and directors. See Limitation of Liability and Indemnification at page 10.

Our common shares are considered to be penny stock and subject to the "penny
----------------------------------------------------------------------------
stock" rules, which may adversely affect the liquidity of our common shares.
----------------------------------------------------------------------------

The Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. Generally, for any transaction involving a penny stock, a broker-dealer is required to deliver, prior to the transaction, a disclosure schedule relating to the penny stock market as well as disclosure concerning,

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 4

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


among other things, the commissions payable, current quotations for the securities and information on the limited market in penny stocks. The administration requirements imposed by these rules may affect the liquidity of our common shares.

Our securities will be subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rule requires: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form: (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


FORWARD LOOKING STATEMENTS
--------------------------

Certain statements in this Prospectus, including, without limitation, those described under the sections entitled "Risk Factors," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward looking statements". These statements can be identified by forward-looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," and "may" or similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company or events, or timing of events, relating to the company to differ materially from any future results, performance or achievements of the company expressed or implied by such-forward looking statements. These include statements concerning the immediate need for the company to raise significant additional capital to finance operations in the near-term and the inability to provide assurances that such capital will be available on favorable terms to us, if at all; the delay our achievement of substantial market penetration and widespread acceptance of our products; the failure to sell our products in amounts sufficient to help us achieve our goals; the expense of business development and the uncertainty of profitability and sustainability of revenues and profitability and the reliance and dependence our company has on our only client.


USE OF PROCEEDS
---------------

The shares of common stock offered hereby are being registered for the account of the selling stockholders identified in this prospectus. All net proceeds from the sale of the common stock will go to the respective selling stockholders who offer and sell their shares of common stock. We will not receive any part of the proceeds from such sales of common stock.


DETERMINATION OF OFFERING PRICE
-------------------------------

The offering price of the 11,050,000 common shares being offered by the shareholders has been determined arbitrarily and has no relationship to any established criteria of value, such as book value or earnings per share. Additionally, because we have no significant operating history and have not generated any material revenues to date, the price of the common shares is not based on past earnings, nor is the price of the common shares indicative of

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 5

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


current market value for the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion.


DILUTION
--------

Since all of the shares being registered are already issued and outstanding, no dilution will result from this offering.


DIVIDEND POLICY
---------------

We have never paid cash dividends and we do not intend to pay any cash dividends with respect to our common shares in the foreseeable future. We intend to retain any earnings for use in the operation of our business. Our Board of Directors will determine dividend policy in the future based upon, among other things, our results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. We intend to retain appropriate levels of earnings, if any, to support our business activities.


SELLING STOCKHOLDERS
--------------------

The following list of selling stockholders includes (1) the number of shares of common shares currently owned by each selling stockholder, (2) the number of shares being offered for resale by each selling stockholder; and (3) the number and percentage of shares of common stock to be held by each selling stockholder after the completion of this offering. The registration of the shares does not necessarily mean that the selling stockholders sell all or any of their shares.

The selling stockholders' table consists of shareholders that purchased our common stock pursuant to three private offerings, dated September 12, 2002, September 16, 2002 and November 12, 2002 which satisfied the requirements of Rule 506 of Regulation D. The September 12, 2002 offering was sold at $0.001 per share. The September 16, 2002 offering was sold at $0.01 per share and the November 12, 2002 offering was sold at $0.0000012 per share.

On October 22, 2002 and October 31, 2002 pursuant to Rule 506 of Regulation "D" we entered into Securities Purchase Agreements with certain investors to purchase our common shares, for a purchase price of $0.001 and $0.01 per share respectively.

The sale price of our common stock was the result of negotiations between the respective purchasers and the company, and was not based on book value or our assets.


As of September 5, 2003 there were 11,075,000 shares of common stock outstanding.


                                                           Shares of Common        Shares of Common
                                    Amount of Beneficial   Stock Being             Stock Beneficially
                                    Ownership Prior        Sold Pursuant           Owned After
Name of Beneficial Owner            to This Offering(1)    to This Prospectus(2)   This Offering
---------------------------------   --------------------   ---------------------   ------------------

                                       NUMBER    PERCENT     NUMBER                 NUMBER  PERCENT

Edmond Forister(4)                   8,500,000    76.92%    8,500,000                 0        0%
Darren Veitch                          500,000     4.52%      500,000                 0        0%
Marty Ceccarelli                       500,000     4.52%      500,000                 0        0%
Todd Wheatcraft                        500,000     4.52%      500,000                 0        0%
James Bieleniewicz                      50,000       *         50,000                 0        0%
Karen Harkness                          50,000       *         50,000                 0        0%
Anita and Addison Lawrence             100,000       *        100,000                 0        0%
Kathleen Reed                           50,000       *         50,000                 0        0%
Gregory Groh                            50,000       *         50,000                 0        0%
Walt Passolt                            50,000       *         50,000                 0        0%
Mark Molnau                             50,000       *         50,000                 0        0%
Robert and Carol Livingston             50,000       *         50,000                 0        0%


--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 6

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------

Terrie Wright                           50,000       *         50,000                 0        0%
Robert Bishop                           50,000       *         50,000                 0        0%
Robert and Katherine Richards          100,000       *        100,000                 0        0%
Julian Tatka                            50,000       *         50,000                 0        0%
RGM Management Services, LLC(3)         50,000       *         50,000                 0        0%
Jim Ceccarelli                         100,000       *        100,000                 0        0%
Jerrie Ceccarelli                      100,000       *        100,000                 0        0%
Steve Becker                            50,000       *         50,000                 0        0%
Terri Court                             50,000       *         50,000                 0        0%

Eric Littman(5)                         25,000       *              0            25,000    .0022%
                                        ------                -------

Total                               11,075,000             11,075,000            25,000


*     Less than 1%

(1) Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(2) Assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. The actual number of shares of common stock offered hereby is subject to change and could be materially greater or lesser than the estimated amount indicated, depending upon a number of factors, including whether the number of shares of common stock outstanding have been adjusted to account for any stock dividend, stock split and similar transactions or adjustment.

(3)  RGM Management Services, LLC is owned by Rick Miller.

(4) Mr. Edmond Forister is the Director, President and Chief Executive Officer of the company since November 12, 2002. No other selling security holders have been a Director or officer of the company since its formation on August 5, 2002.


(5)  These shares are not being registered for sale.



PLAN OF DISTRIBUTION


Mr. Edmond Forister will sell his shares for the duration of this offering at $0.0025 per share and non-affiliate shareholders will offer their shares at the designated price ($0.0025) until their shares are quoted on the Over the Counter
(OTC) Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We intend to apply to the NASD to have our shares listed on its over the counter bulletin board quotation service within one month of our registration statement becoming effective. To date no actions have been taken to apply to the NASD to have our shares listed on its over the counter bulletin board quotation service. Our common stock is not currently listed on any national exchange or electronic quotation system. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:


     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

Once a market develops, we will file a post-effective amendment to revise the cover page and plan of distribution to reflect current market prices.

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 7

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares.


LEGAL PROCEEDINGS
-----------------

We are not aware of any material legal proceedings against us. We may be involved, from time to time, in various legal proceedings and claims incident to the normal conduct of our business.


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND SIGNIFICANT
-------------------------------------------------------------------------
EMPLOYEES
---------


The following table sets forth certain information regarding the executive officers and directors of American Busing Corporation as of September 5, 2003:


Name                  Age   Title                                Term of Service
-------------------   ---   ----------------------------------   ---------------
Edmond Forister       40    President, Chief Executive Officer   Indefinite
Scottsdale, Arizona         and Director
USA

Kim Dmuchowski        40    President and Director of Able       Indefinite
                            Busing Corporation

Mr. Edmond Forster is the only director of the Board of Directors. He holds that office indefinitely until he either resigns, is replaced by the shareholders or is removed by law. Mr. Edmond Forister is the majority shareholder of the Company. Mr. Forister spends an estimated five to ten hours a week in fulfilling his duties as officer and director. Please see page 3. Mr. Edmond Forister joined our company on November 12, 2002.

Ms. Kim Dmuchowski is the only director and officer of Able Busing Corporation. She holds that office indefinitely until she either resigns, is replaced by the shareholder, or is removed by law. Ms. Kim Dmuchowski spends an estimated five to ten hours a week in fulfilling her duties as an officer and director. Ms. Kim Dmuchowski has been with Able Busing Corporation since its inception on August 7, 2002.

Mr. Edmond Forister
-------------------

Mr. Forister in addition to his obligations at American Busing Corporation has been employed from September 2002 to present as an account manager with Interface Inc. and is responsible for the Phoenix, Arizona and surrounding area. Interface Inc. is a commercial carpet supplier.

From November 2001 to February 2002 Mr. Forister was employed by Brady Industries, Inc. as an account manager responsible for the Phoenix, Arizona. Brady Industries, Inc. is an industrial cleaning supplies supplier.

From January 1990 to September 2001 Mr. Forister was employed by W.W. Grainger, Inc. as the Account Manager surpassing his goal objectives 10 out of 12 years and being named salesman of the company for 6 years. W.W. Grainger, Inc. is an


--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 8

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


industrial distributor of products used by businesses to maintain, repair, and operate their facilities.

Mr. Forister graduated from Illinois State University with BS, Criminal Justice and Law Enforcement.

Ms. Kim Dmuchowski
------------------

Ms. Dmuchowski in addition to her obligations at Able Busing Corporation has been employed by Randy Kuntz Catering Company, the main caterer to IPSCO, Inc., a United States publicly traded pipe and steel company on the New York Stock Exchange, for 23 years. Ms. Dmuchowski holds the position of food preparation manager.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------


The following table sets forth, as of September 5, 2003, certain information as to shares of the common stock owned by (i) each person known by management to beneficially own more than 5% of the outstanding common stock, (ii) each of the Company's directors, and (iii) all executive officers and directors of the Company as a group:


                        AMOUNT AND NATURE                 PERCENT OF
NAME AND ADDRESS    OF BENEFICIAL SHARES OWNED       OUTSTANDING OWNERSHIP
----------------    --------------------------       ---------------------

Edmond Forister      8,500,000 Common Shares               76.92%


DESCRIPTION OF SECURITIES
-------------------------


Our authorized capital stock consists of 75,000,000 shares of common stock, having a par value of $0.001 USD per share. As of September 5, 2003, there were issued and outstanding 11,075,000 shares of common stock and 25 holders of record. All outstanding shares of common stock are fully paid and non-assessable. Holders of our common stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Holders of a majority of the outstanding shares of common stock will be able to elect the entire Board of Directors, if they choose to do so, in which event the holders of the remaining shares will be unable to elect directors. There is currently one member on the Board of Directors. The common stock has no preemptive or other subscription rights, has no conversion, redemption or retraction rights. Holders of shares of our common stock are also entitled todividends in such amounts as may be determined in the absolute discretion of our Board of Directors from time to time. Holders of shares of our common stock are also entitled to receive pro rata our net assets in the event of liquidation, dissolution or winding-up or other distribution of assets among our shareholders.



EXPERTS
-------

Miller and McCollom, independent auditors, have audited American Busing Corporation financial statements included in this Prospectus. American Busing Corporation financial statements are incorporated by reference in reliance on Miller and McCollom's report, due to their authority as experts in accounting and auditing.

Miller and McCollom (Auditors) was not employed on a contingent basis in connection with the registration or offering of American Busing Corporation's common stock.


LIMITATION OF LIABILITY AND INDEMNIFICATION
-------------------------------------------

The Nevada revised Statutes pursuant to 78.7502 and 78.751 provides indemnifications for officers and directors when they acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful,and

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 9

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the company. Indemnification may not be made for any claim adjudged by a court after exhaustion of all appeals, to be liable to the company unless the court determines otherwise upon application. The company shall indemnify an officer director or employee or agent of the company against expenses including attorney's fees actually and incurred by him in a successful defense of any matter regarding the company.

The above indemnification may be made by the company after a determination made by either the shareholders, the board of directors by majority vote of a quorum consisting of directors who are not party to the action suit or proceeding supported by independent legal counsel in a written opinion, or if a quorum of directors who are not party to the action cannot be obtained by independent legal counsel in a written opinion.

The aforementioned indemnification continues for a person who has ceased to be a director, officer, employee or agent and their heirs, executors and administrators.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (The "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is sgainst public policy as expressed in the Act and is, therefore, unenforceable.


DESCRIPTION OF BUSINESS
-----------------------

Paratransit Busing Corporation was incorporated on July 23, 2002, for the purpose of participating in the transportation industry. In that regard, Paratransit Busing Corporation caused American Busing Company, a Nevada corporation, to be formed on August 5, 2002, and Able Busing Corporation, a Saskatchewan corporation, to be formed on August 7, 2002.

Paratransit Busing Corporation is owned by Perry Ceccarelli. Shortly after incorporating Paratransit Busing Corporation, American Busing Company, and Able Busing Corporation, Mr. Ceccarelli learned that his mother had little time to live, and, therefore, Mr. Ceccarelli decided to discontinue the participation by him and Paratransit Busing Corporation in the transportation business.

Paratransit Busing Corporation is considered to be our predecessor from the period commencing on July 23, 2002, until August 5, 2002 (our date of incorporation). During this time Paratransit Busing Corporation had no operations. We have no financial statements of Paratransit Busing Corporation to include herein. We believe that the financial situation of Paratransit Busing Corporation for that period that it was our predecessor are not material and, therefore, we have decided not to include those financial statements herein.

We were established for the purpose of conducting the business of busing handicapped persons to various educational programs that are undertaken by their caregivers. It is the Company's objective to provide to its clients an efficient, professional and safe transportation of these persons to and from their learning programs.

To accomplish the above objective the founder of our company, Perry Ceccarelli, had his company Paratransit Busing Corporation establish American Busing Company (a Nevada company) and Able Busing Corporation (a Saskatchewan, Canada company). Once this was completed a reorganization was put into effect so that American Busing Corporation solely owned Able Busing Corporation. The reorganization was effected by Paratransit Busing Corporation selling its 100 shares in Able Busing Corporation to us in exchange for 8,000,000 common shares in our company. This transaction is commonly referred to as a reverse acquisition. There were no material agreements in completing this reverse acquisition because Paratransit Busing Corporation controlled both Able Busing Corporation and American Busing Corporation. Able Busing Corporation was not an operating entity prior to the reverse acquisition. The business purpose for performing the reverse acquisition was to establish a parent and subsidiary corporate structure that allowed our company to carry on business in the Province of Saskatchewan, Canada through a subsidiary corporation registered to carry on business in that province. The Company is the sole shareholder of Able Busing Company established for the purpose of busing handicapped or mentally challenged persons for Cosmopolitan Learning Centre Inc. in the Province of Saskatchewan, Canada. The Company has established this subsidiary to enter the transportation industry in this market.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 10

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


The sole director of the subsidiary is Ms. Kim Dmuchowski. We employ 8 employees including Mr. Forister and Ms. Dmuchowski with no full time employee's.

Mr. Perry Ceccarelli was from the date of our inception (August 5, 2002) to the date of his departure on November 12, 2002 the sole director and officer of our company. Mr. Ceccarelli resigned these positions on November 12, 2002 because of the impending death of his mother and therefore was unable to fulfill his duties to the Company. As a result we redeemed Paratransit Busing Corporation 8,000,000 shares for no consideration and issued from treasury an additional 8,000,000 shares to Mr. Edmond Forister an existing shareholder in our company for $10, which passed control to Mr. Edmond Forister. Mr. Edmond Forister then became the sole director and officer of our company and still maintains those roles to the date of this registration statement.


We have insured our buses from loss or damage through the purchase of our Government of Saskatchewan license plates. This insurance is provided by the Government of Saskatchewan and is provided to every vehicle license plate holder by law. If our buses are in an accident that is our fault we have to pay a $750 deductible. This deductible pays to repair our bus and the other persons vehicle. If the accident is not our fault we pay nothing and the government sponsored insurance fund pays for the repair of our bus. We also carry $1,260,000 ($2,000,000 CDN) personal insurance if any person or third party is injured on or by our buses.


The role of Mr. Edmond Forister, the sole officer and director of the Company, is to ensure all private placement funding is conducted in accordance with all securities legislation; that all accounting functions in the parent and subsidiary are complete and accurate and prepared in a timely fashion; and, to ensure all Federal and State public filings are complete and accurate.

The role of Ms. Kim Dmuchowski is to conduct the day-to-day operations of the subsidiary to the satisfaction of our one client, Cosmopolitan Learning Centre Inc. Ms. Dmuchowski ensures that the drivers maintain their buses and student delivery schedules are maintained. The drivers of the buses have a high degree of autonomy in determining their routes, schedules and are responsible for maintaining the bus that they drive and reporting the cost to Ms. Dmuchowski for payment by the subsidiary company. Mr. Dmuchowski is responsible for handling all complaints for the client.


The Company's subsidiary, Able Busing Company, executed a material contract with the Cosmopolitan Learning Centre Inc. on August 26, 2002 to provide busing services. This contract is for a term of two years and pays the subsidiary company $10,697.97 USD ($16,980.90 CDN) including Goods and Services Tax each month or $128,375.60 USD ($203,770.80 CDN) annually. The contract has provisions to increase this compensation by the amount of $94.31 USD ($149.71 CDN) plus Goods and Services Tax for each person that is bused in excess of 106 persons. The contract also provide for a 3% inflation increase to the above prices after the first year of service. Our company will determine whether it receives a contract extension from Cosmopolitan Learning Centre Inc. for a period of six years by the end of September, 2003. This contract extension was to be voted upon by the Board of Directors of the Cosmopolitan Learning Center Inc. on July 15, 2003 but was extended to the Board of Directors meeting to be held in late September, 2003.


The Company intends to target the following primary markets:

     a) Other organizations requiring the busing of their handicapped or mentally challenged persons;
     b) Urban private and public school busing of students from kindergarten to completion of high school;
     c) Rural private and public school busing of students from kindergarten to completion of high school.

The competitive business condition faced by our Company is the ability to lobby decision makers who decide busing contracts. Upon the awarding of a contract, the Company can obtain financing, if required, based on the terms of this contract with major financial institutions who lend money by taking as security the income stream from the contract. In the busing industry the bus drivers who drive the bus will follow the company who obtains the contract. In our circumstances with Cosmopolitan Learning Centre Inc. we effectively lobbied the decision makers and won the contract, purchased the buses from the previous contractor and hired the drivers who drove those buses.



--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 11

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


Our Company is one of the smallest busing companies in the busing industry in the Province of Saskatchewan. We intend to increase our position in the industry by effectively lobbying other decision makers as the busing contracts come up for bid or renewal.

The Company believes that the overall growth of its business will be prefaced on the reference its receives from its performance on the Cosmopolitan Learning Centre Inc. contract. Upon a good reference being received endorsing the Company's successful performance of the contract it will be able to apply or bid on other similar contracts in this industry. No government approval is required for the busing of handicapped students in the Province of Saskatchewan nor are we aware of the necessity for government approval of busing handicapped students in other markets we might be interested in.


BUSINESS STRATEGY
-----------------

Main Objectives
---------------

The Company's business strategy has been developed to achieve the following objectives:

     a) To obtain a contract for service for busing handicapped or mentally challenged persons in North America;
     b)   To provide efficient and professional service to its clients;

Obtaining Contract
------------------

After successful representations with the management of Cosmopolitan Learning Centre Inc. the Company's subsidiary was awarded the two-year contract to provide busing services to Cosmopolitan's students. This opens the door to the Company and its subsidiary getting other busing contracts because it can now demonstrate that it can function as a bus company. Obtaining the contract to bus the students allows the Company to obtain a letter of reference from Cosmopolitan, which allows the Company to bid on other contracts that require a letter of reference. Now that this barrier to entry has been eliminated other busing contracts are available when they come due for bid.

Efficient and Professional Service
----------------------------------

The Company's subsidiary has purchased six buses and retained the necessary drivers with appropriate licenses to operate the buses so that all requirements to transport the students are satisfied. Management has set up a time schedule with the management of Cosmopolitan so that all delivery times are known well in advance to ensure timeliness of delivery is achieved. All drivers are trained by management to be courteous and to satisfy the needs of the students.


MARKETING STRATEGY
------------------

We continue our lobbying activities by identifying the contracts that are coming due for bid and the persons responsible for making the decision to award the contract. Once these individuals and contracts are identified we design a bid that will attempt to secure the contract for the company and sell that proposal to the decision makers.

Reports to Shareholders
-----------------------

We anticipate that we will be a reporting company and therefore will be filing forms 10-Q quarterly reports and form 10-K annual reports with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, C.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be filing our registration statement on EDGAR and therefore you can view our registration statement and other filings with the SEC on a Internet site maintained by the SEC that contains reports, proxy and information statements, and for information regarding issuers that file electronically with the SEC at http://www.sec.gov.
                               ------------------



--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 12

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
------------------------------------------------------------------------
OPERATION
---------

Introduction
------------


We have received a going concern opinion from our auditors because we have not generated revenues and have only recently commenced business on August 26, 2002. Our retained earnings are $73 as of August 31, 2002 and a deficit of $9,120 for the 9 months ended May 31, 2003. The discussion below provides an overview of our operations, discusses our results of operations, our plan of operations and our liquidity and capital resources.


Overview
--------


From the date of our incorporation on August 5, 2002 until May 31, 2003, we have been a development-stage company that had limited revenues. Our operating activities during this period consisted primarily of securing our contract with Cosmopolitan Learning Centre Inc., securing the purchase of buses and hiring drivers to bus the students. To date, there have been limited revenues realized from our business.


Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. We have expensed all development expenses related to the establishment of Able Busing Corporation, our subsidiary corporation, and the corresponding professional fees incurred to establish our subsidiary.

Our operating expenses are classified into six categories:


     o    Transportation expense;
     o    Salaries;
     o    Depreciation;
     o    Insurance and licenses;
     o    Consulting services;
     o    Services paid by issuing common stock;
     o    Administrative expenses, and
     o    Income taxes.


Transportation expense consists primarily of those expenditures incurred to operate the buses.

Salaries consist primarily of those expenditures to pay drivers and one management person.

Depreciation consists primarily of the loss in capital value of the buses.

Insurance and licenses consist primarily of insuring and license fees for the vehicles.


Consulting services consists primarily of fees paid to our lawyer to review of 15c211 application and material.


Services paid by issuing common stock consist primarily of the cost for services rendered to the Company by the former director, Mr. Perry Ceccarelli, including organizing the company, establishing business plans and day to day business. We do not intend on issuing stock for services in the future.

Administrative expenses consists primarily of those expenditures that relate to the administration of the Company and costs to lobby for contracts.

Income taxes are those expenses paid as required by the Revenue authorities in the jurisdictions the company operates.

We cannot perform a period-to-period comparison of our historical operating results, as this is our first year of operation. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development.


--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 13

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


Results of operations
---------------------


We have earned $73 in the first 26 days of operation and had a deficit of ($9,193) for the nine months ended May 31, 2003. The income earned to date reflects that our Company operates at a deficit due to the start-up nature of our business.

We anticipate that our transportation expense will increase in the future because this category will capture all expenses incurred to operate the vehicles such as gas and maintenance for the year. We anticipate that this expense will be approximately $45,000 for the periods September 1, 2003 to August 31, 2004.

We anticipate that our salaries including statutory remittances will increase in the future because this category will capture all expenses incurred to pay our bus drivers of approximately $32,300 for the periods September 1, 2003 to August 31, 2004.

We anticipate that our depreciation expense will increase in the future because a full year depreciation will be taken on our buses of approximately $3,500 for the periods September 1, 2003 to August 31, 2004.

We anticipate that our insurance and licenses expense will increase in the future because a full year of taxes on purchases will have occurred and licenses for buses will have been paid for. We anticipate that this expense will be approximately $4,700 for the periods September 1, 2003 to August 31, 2004.

We anticipate that our consulting service will be a one time expense and not repeat itself because we have received our symbol (ABSC) from the NASD.


We anticipate that our services paid by issuing common stock are a one time expense created from the purchase of our subsidiary. We anticipate that this expense will be zero in the future.


We anticipate that our administrative expenses will increase in the future because we anticipate becoming a reporting company and filing the requisite quarterly and annual reports with the Securities and Exchange Commission. In addition our auditing fees will increase because the auditor will be reviewing greater transactions over a one year period. We anticipate that this expense will be $20,000 for the periods September 1, 2003 to August 31, 2004.

We anticipate that our income taxes will be $12,000 for the periods September 1, 2003 to August 31, 2004.


Due to the foregoing factors, our operating results are difficult to forecast. You should evaluate our prospects in light of the risk, expenses and difficulties commonly encountered by comparable development-stage companies in the bus transportation industry. We cannot assure you that we will successfully address such risks and challenges. In addition, even though we have successfully commenced satisfying our first busing contract, we cannot assure you that our revenues will increase or that we will become profitable in the future.

Plan of Operations
------------------


During the next twelve months, we intend to continue lobbying for additional busing contracts by identifying the contracts and bids coming due for tender and lobbying those decision makers that decide the tender process. Our company will determine whether it receives a contract extension from Cosmopolitan Learning Centre Inc. for a period of six years by the end of September, 2003. This contract extension was to be voted upon by the Board of Directors of the Cosmopolitan Learning Center Inc. on July 15, 2003 but was extended to the Board of Directors meeting to be held in late September, 2003. Our subsidiary currently has seven part time employee's including 6 part time bus drivers which we expect to maintain for the next fiscal period. In addition we expect our cash requirement for the operations of our business to be financed through the cash flow from our operation. We do not expect to have to raise additional funds in the next 12 months. Our buses are in good condition and will last for approximately four to five years with the maintenance we perform, therefore, no new buses will be purchased in the next twelve months.




--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 14

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


For the next 12 months subsequent to the date of this registration statement we expect to incur costs of $106,600 as calculated below:


     o    Transportation expense                     - $ 45,000
     o    Salaries                                   - $ 32,300
     o    Depreciation                               - $  3,500
     o    Insurance and licenses                     - $  4,700
     o    Consulting services                        - $      0
     o    Services paid by issuing common stock      - $      0
     o    Administrative expenses                    - $ 20,000
     o    Income taxes                               - $      0
                                                     ----------

          Total                                        $105,500


The aforementioned amounts will be financed by cash flow from operations.

Prearranged bus schedules have been negotiated with Cosmopolitan Learning Centre Inc. to satisfy their students needs. Our bus drivers adhere to the bus schedules for pick up, delivery and redelivery of the student to their home or care giver.

Liquidity and Capital Resources
-------------------------------

Since the date of our incorporation, we have raised an aggregate of $12,500 subsequent to August 31, 2002 year end. These monies were raised from two private offerings pursuant to Regulation D Rule 506. The remainder of our capital resources will be earned from the operations of the business. We anticipate that the company will be profitable in its first year of operation and earn the necessary money to continue the operation.


For the nine month period ended May 31, 2003 our operating activities have used cash resources of approximately $(6,791). Our negative operating cash flow resulted principally from an outstanding receivable due from our only client "Cosmopolitan Learning Centre" of $24,985 and accruing income tax owing of $12,351 that will be adjusted to zero with a bonus paid to our subsidiaries management at year end. The negative cash flow therefore is mainly due to accounting for our operation on an accrual accounting basis. We anticipate that our subsidiary will operate near or at break even for its first full fiscal year.

For the nine months ended May 31, 2003 our financing activities raised $12,500 from two Regulation D Rule 506 offerings.

Our investing activities consisted of our subsidiary purchasing a bus.

At August 31, 2002 we had cash and cash equivalents of $2,091 and as of May 31, 2003 we had cash and cash equivalents of $6,490. This cash combined with the monies raised from our Regulation D rule 506 private placements of $12,500 and our anticipated revenue of $128,375 should provide sufficient cash and cash equivalents to fund our operations for the next 12 months.


If cash generated from operations, our private placements and present cash is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments, or agreements with respect to any acquisition of other businesses we may, from time to time, evaluate potential acquisitions of other busing businesses to enhance our business. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.

Description of Property
-----------------------


Our operating facilities are located at 23518 N 78th Street, Scottsdale, Arizona, 85255 and 5536 Ballantine Court, Regina, Saskatchewan. These facilities are provided to us at no charge by Mr. Forister director of the Company and the


--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 15

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


director of our subsidiary, Able Busing Corporation, Kim Dmuchowski, each of which are located in their residence. The Canadian operating facility functions as our main operating facility.


Our fleet of buses are in good condition (4 to 5 years of remaining life), having a capacity of 24 passengers with the average age of each bus being 10 to 17 years old. The buses are owned by Able Busing Corporation, our 100% owned subsidiary and will be sufficient to conduct our business activities for the next twelve months.

Certain Relationships and Related Transactions
----------------------------------------------

We intend that any transactions between the company and our officers, directors, principal stockholders, affiliates or advisors will be on terms no less favorable to us than those reasonably obtainable from third parties. To date there have been no related party transactions between us and a third party.

Executive Compensation
----------------------

The following table sets forth the salaries and directors' fees we expect to pay to our executives on an annual basis.

Person                   Position                 Salary     Directors' fees
--------------------     --------------------     ------     ---------------

Mr. Edmond Forister(1)   President & Director     $0.00           $0.00
Ms. Kim Dmuchowski(2)    President & Director     $0.00           $0.00

(1) Mr. Edmond Forister is the President and Director of American Busing
Company;
(2) Ms. Kim Dmuchowski is the President and Director of Able Busing Company.

We do not have comparative compensation disclosure for the past fiscal year due to the company only being in operation for 7 months.

We do not have an audit committee, nor do we have a compensation committee. We anticipate forming these committees at our next Board of Directors' meeting.

Additional Information
----------------------

We have filed with the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549, a registration statement on Form SB-2 covering the common shares being sold in this offering. We have not included in this prospectus all the information contained in the registration statement, and you should refer to the registration statement and our exhibits for further information.

Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

You may review a copy of the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the company, that file electronically with the SEC.

You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above, and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.



--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 16

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


Transfer Agent and Registrar
----------------------------


The registrar and transfer agent for our common shares is Pacific Stock Transfer. Its address is 500 E. Warm Springs, Suite 240, Las Vegas, NV, 89119and its telephone number at this location is (702) 361-3033.


Representations
---------------

(begin boldface)
No finder, dealer, sales person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by American Busing Corporation This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of this prospectus.
(end boldface)







































--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 17

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------





FINANCIAL STATEMENTS
--------------------







                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                      With

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                                                        Page

Report of Independent Certified Public Accountants                      F-2

Consolidated Financial Statements:

     Consolidated Balance Sheet                                         F-3

     Consolidated Statement of Operations                               F-4

     Consolidated Statement of Stockholders' Equity                     F-5

     Consolidated Statement of Cash Flows                               F-6

     Notes to Consolidated Financial Statements                     F-7 to F-12




















--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 18

               Report of Independent Certified Public Accountants
               --------------------------------------------------





The Board of Directors
American Busing Corporation
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheet of American Busing Corporation (A Development Stage Company) as of August 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the period from August 7, 2002 (inception) through August 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of American Busing Corporation as of August 31, 2002 and the results of its operations, changes in its stockholders' equity and its cash flows for the period ended August 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 5, the Company has minimal working capital and nominal business operations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Miller and McCollom

MILLER AND MCCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
September 9, 2002, except for Notes 1 and 6, which are as of January 21, 2003.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 19

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET

                                     ASSETS
                                                                             August 31,
                                                                                2002
                                                                             (RESTATED)
                                                                            (See Note 1)
                                                                          ----------------
CURRENT ASSETS
    Cash                                                                  $        2,091
                                                                          ----------------
      Total current assets                                                         2,091

PROPERTY AND EQUIPMENT
    Transportation equipment (net of accumulated depreciation of $67)             10,318
                                                                          ----------------
      Total property and equipment                                                10,318
                                                                          ----------------

           Total assets                                                   $       12,409
                                                                          ================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                      $       11,142
    Accounts payable - related parties                                               780
    Income tax payable                                                               349
                                                                          ----------------
      Total current liabilities                                                   12,271

Commitments and contingencies

STOCKHOLDER'S EQUITY
    Common stock, $.001 par value; 75,000,000 shares
      authorized, 8,000,000 shares issued and outstanding                          8,000
    Discount on common stock issued                                               (7,935)
    Income accumulated during the development period                                  73
                                                                          ----------------
           Total stockholders' equity                                     $          138
                                                                          ----------------

           Total liabilities and stockholders' equity                     $       12,409
                                                                          ================


















     The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 20

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
               August 7, 2002 (Inception) Through August 31, 2002

                                                                  (RESTATED)
                                                                 (See Note 1)
                                                               ----------------

Revenues                                                       $        2,613

Expenses:
    Transportation expense                                                518
    Salaries                                                              520
    Depreciation                                                           67
    Taxes and licenses                                                    240
    Services paid by issuing common stock                                  65
    Administrative expenses                                               781
                                                               ----------------
        Total expenses                                                  2,191
                                                               ----------------

Income before income taxes                                                422
Less: Income taxes                                                        349
                                                               ----------------

Net income                                                     $           73
                                                               ================

Net income per common share                                    $          *

Average common shares outstanding                                   7,666,667

* Less than $.01 per share























     The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 21

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               August 7, 2002 (Inception) Through August 31, 2002

                                   (RESTATED)
                                  (See Note 1)

                                                                                             Income
                                                                                           Accumulated
                                                                         Discount          During The
                                Common Stock       Common Stock             On             Development
                                   Shares             Amount           Common Stock          Period             Total
                              ----------------   ----------------    ----------------    ---------------    -------------

Common stock issued,
   August 7, 2002                        100     $           65                          $          --      $        65
Recapitalization on
   reverse acquisition
   August 8, 2002                  7,999,900              7,935              (7,935)                --               --
Net income for the period
   from inception
   (August 7, 2002)
   through
   August 31, 2002                        --                 --                  --                 73               73
                              ----------------   ----------------    ----------------    ---------------    -------------
Balance,
   August 31, 2002                 8,000,000     $        8,000      $       (7,935)     $          73      $       138
                              ================   ================    ================    ===============    =============




















     The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 22

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               August 7, 2002 (Inception) Through August 31, 2002

                                                                        RESTATED)
                                                                      (See Note 1)
                                                                    ----------------

Cash flows from operating activities:
    Net income                                                      $           73
    Reconciling Adjustments:
      Depreciation                                                              67
      Common stock issued for services                                          65
      Change in operating assets and liabilities:
        Accounts payable                                                       757
        Accounts payable - related parties                                     780
        Income tax payable                                                     349
                                                                    ----------------
Net cash provided by operating activities                                    2,091

Net change in cash                                                           2,091
Beginning cash balance                                                          --
Ending cash balance                                                 $        2,091
                                                                    ================

Supplemental disclosure of cash flow information:
    Cash paid during the period for -
      Interest                                                      $           --
      Income taxes                                                  $           --


Supplemental schedule of non-cash investing
and financing activities:
    Acquisition of transportation equipment for account payable     $       10,385
























     The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 23

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
               August 7, 2002 (Inception) Through August 31, 2002


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

This summary of significant accounting policies of American Busing Corporation Inc. (A Development State Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization
------------

The Company was incorporated in the State of Nevada on August 5, 2002.

On August 8, 2002, the Company issued its outstanding common stock to acquire a subsidiary. As described in Note 6, the transaction was recorded as a reverse acquisition, and accordingly, the financial statements of the acquired subsidiary are presented for the period prior to the acquisition.

Description of Business
-----------------------

The Company is in the start-up business of providing busing services for private organizations and schools for busing students to and from school and related activities. On August 26, 2002, the Company's wholly-owned subsidiary entered into a two year contract for providing five buses for daily transportation within the city of Regina, Saskatchewan, for approximately 106 students. The company began its busing activities the last week of August 2002.

Principles of Consolidation
---------------------------

The  accompanying   consolidated  financial  statements  include  the  financial
statements  of  the  Company  and  its  wholly-owned  subsidiary,   Able  Busing
Corporation. All inter-company accounts have been eliminated.

Development Stage Enterprise
----------------------------

Based upon the Company's business plan, it is a development stage enterprise as of the year ending August 31, 2002. Accordingly, the Company presents its financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises.

As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 24

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
               August 7, 2002 (Inception) Through August 31, 2002


Per Share Information
---------------------

Per share information is computed by dividing the net income or loss by the weighted average number of shares outstanding during the period.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Currency
--------

The functional currency for the Canadian subsidiary (Able Busing Corporation) is the Canadian dollar. Assets and liabilities of the Company's Canadian subsidiary are translated into United States dollars at the rate of exchange in effect at the balance sheet date. Shareholders equity items are translated into United States dollars at their historical rates. Income and expense items are translated at the average exchange rate prevailing during the reporting period. Gains and losses resulting from foreign currency transactions are included in the statement of operations. Adjustments from translating the functional into the reporting currency are included in other comprehensive income.

Risks and Uncertainties
-----------------------

The Company is subject to substantial business risks and uncertainties inherent in starting a new business. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds necessary for launching a new business venture. The effects following the events of September 11, 2001 upon the Company's start-up business is not determinable.

Revenue Recognition
-------------------

The Company derives revenue from charges for its transportation services. Revenue is recognized at the time of billing for completed services.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 25

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
               August 7, 2002 (Inception) Through August 31, 2002


Fair Value of Financial Instruments
-----------------------------------

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's accounts payable and related party payables approximate their estimated fair values due to their short-term maturities.

Accounting Pronouncements
-------------------------

The Company adopted Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-Up Activities." SOP 98-5 requires that all non-governmental entities expense the cost of start-up activities, including organizational costs as those costs are incurred.

The Company adopted Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income". FAS No.130 requires that the components and total amounts of comprehensive income be displayed in the financial statements. Comprehensive income includes net income and all changes in equity during a period that arises from non-owner sources, such as foreign currency items and unrealized gains and losses on certain investments in equity securities. The Company's components of comprehensive income (loss) consists of a net loss.

In December 1999, The United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarized certain of the SEC's views regarding the application of generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC amended SAB 101 to require companies with fiscal years beginning after December 15, 1999 to implement the provisions of SAB 101 no later than the fourth fiscal quarter. The Company adopted the provisions of SAB 101 at its inception. The Company does not believe that the adoption has any material effect on its financial statements.

Income Taxes
------------

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 26

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
               August 7, 2002 (Inception) Through August 31, 2002


Valuation of Long-Lived Assets
------------------------------

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements
-----------------------------------

As more fully described in Note 6, the company has restated its previously issued financial statements to correct an error for the accounting treatment of the acquisition of its subsidiary to be shown as a reverse acquisition, which is a capital transaction and not a business combination. See Note 6 for the effect of the changes made to the financial statements.

The Statement of Cash Flows has been adjusted to show the acquisition of transportation equipment by the establishment of an account payable as a non-cash transaction. In addition, the issuance of common stock for services has been added to the Statement of Cash Flows as a result of the change in accounting treatment of the acquisition of subsidiary, above.

Other
-----

The Company has selected August 31 as its fiscal year end.

The company has paid no dividends.

Advertising is expensed as it is incurred.

The Company consists of one reportable business segment. All revenue is from an external customer in Canada. All of the Company's assets are located in Canada.


Note 2 - Property and Equipment
-------------------------------

Property and equipment is recorded at cost, net of accumulated depreciation, and is depreciated on a straight-line basis over the estimated useful lives of the assets. Management has estimated the useful life of transportation equipment to be three years. Transportation equipment at August 31, 2002 had a cost of $10,385 and accumulated depreciation of $67.


Note 3 - Accounts Payable-Related Parties
-----------------------------------------

The Company has incurred accounts payable to Company officers as of August 31, 2002 of $780 for the payment of organization expenses and deposit in a bank account. A total of $715 was expensed.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 27

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
               August 7, 2002 (Inception) Through August 31, 2002


Note 4 - Capital Stock (Related Party)
--------------------------------------

At August 31, 2002, one hundred per cent of the Company's common stock was owned by a company owned by the Company's president.


Note 5 - Basis of Presentation
------------------------------

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern. However, the Company has a small stockholders equity, has incurred losses since its inception, and has only start up business operations which raises substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements of the Company. Management believes actions planned and presently being taken provides the opportunity for the Company to continue as a going concern.


Note 6 - Acquisition of Subsidiary
----------------------------------

On August 8, 2002, the Company acquired all the outstanding stock of Able Busing Corporation, a Canadian corporation, which had been incorporated on August 7, 2002. The Company issued 8,000,000 shares of its common stock, having a par value of $0.001 per share, for the acquisition of all the common stock of Able Busing Corporation. As indicated in Note 1, the acquisition is considered a reverse acquisition for accounting purposes. Accordingly, restated financial statements of the acquired subsidiary are presented for the period prior to the acquisition and for the recapitalization as shown in the Statement of Stockholders Equity. The effect on the Statement of Operations is to increase net income by $7,935 that includes an additional expense of $65 for the original common stock issued for services, and includes the removal of the amount of $8,000 goodwill impairment that had previously been shown for issuance of the parent company stock for $8,000, and was originally recorded as goodwill

The excess of the par value ($8,000) over the valuation of the subsidiary stock ($65) is shown as a discount on common stock issued of $7,935.

Prior to the acquisition, the Company and subsidiary had only nominal assets and liabilities. Therefore, no pro forma information is presented.


Note 7 - Income Taxes
---------------------

The transactions incurred through August 31, 2002 are subject only to Canadian income taxes. As of August 31, 2002, the Company had approximately $349 of Canadian income tax liability. The Company had only a nominal United States net operating loss carry over at August 31, 2002, and there were no other deferred tax items.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 28

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
               August 7, 2002 (Inception) Through August 31, 2002


Canadian income taxes at the statutory rate are reconciled to the Company's actual income taxes as follows:

   Canadian Federal Income tax at statutory rate (36.8%)      $          349
         Deferred income tax allowance                                     -
                                                              ----------------
   Income tax expense                                         $          349
                                                              ================

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 29

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)


                        CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)




                                                                         Page
                                                                         ----



Consolidated Financial Statements:

       Consolidated Balance Sheet                                        F-2

       Consolidated Statement of Operations                              F-3

       Consolidated Statement of Changes in Stockholders' Equity         F-4

       Consolidated Statement of Cash Flows                              F-5

       Notes to Consolidated Financial Statements                        F-6

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 30

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS
                                                                                     August 31,
                                                                May 31, 2003            2002
                                                                (Unaudited)         (See Note 1)
                                                              ----------------    ----------------
CURRENT ASSETS
    Cash                                                      $        6,490      $        2,091
    Accounts Receivable                                               24,985
                                                              ----------------    ----------------
      Total current assets                                            31,475               2,091
                                                              ----------------    ----------------

Property and equipment
    Transportation equipment (net of accumulated
      depreciation of $2,818 at May 31, 2003;
      $67 at August 31, 2002)                                         10,131              10,318
                                                              ----------------    ----------------
      Total property and equipment                                    10,131              10,318
                                                              ----------------    ----------------

          Total assets                                        $       41,606      $       12,409
                                                              ================    ================


CURRENT LIABILITIES

    Accounts payable                                          $       13,757      $       11,142
    Advances from shareholder                                         10,000                   -
    Due to related parties                                               450                 780
    Income tax payable                                                12,700                 349
                                                              ----------------    ----------------
      Total current liabilities                                       36,907              12,271
                                                              ----------------    ----------------

Commitments and contingencies

STOCKHOLDERS' EQUITY
    Common stock, $.001 par value; 75,000,000 shares
      authorized, 8,000,000 shares issued and outstanding
      at August 31, 2002 and 11,050,000 issued and
      outstanding at May 31, 2003                                     11,050               8,000

      Paid-in Capital                                                  9,515
      Discount on common stock issued                                 (7,990)             (7,935)
      Income (Loss) accumulated during the
        development period                                            (9,120)                 73
Other accumulated comprehensive income                                 1,254                   -
                                                              ----------------    ----------------
                                                                       4,709                 138
Less: Share Subscription Receivable                                       10                   -
                                                              ----------------    ----------------
Total stockholders' equity                                             4,699                 138
                                                               ----------------    ----------------

          Total liabilities and stockholders' equity          $       41,606      $       12,409
                                                              ================    ================








    The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 31

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                    Unaudited

                                                                                          August 7,
                                                                                             2002
                                                 Three Months        Nine Months         (Inception)
                                                    Ended               Ended              Through
                                                 May 31, 2003        May 31, 2003        May 31,2003
                                               ----------------    ----------------    ----------------

Revenues                                       $       38,933      $       99,886      $      102,499
                                               ----------------    ----------------    ----------------


Expenses:
    Transportation expense                             12,096              33,717              34,235
    Salaries                                            9,651              24,220              24,740
    Depreciation                                          996               2,601               2,668
    Insurance and Licenses                              1,009               3,506               3,746
    Consulting services                                10,025              10,025              10,025
    Services paid by issuing common shares                  -                   -                  65
    Administrative expenses                            13,335              23,340              24,121
                                               ----------------    ----------------    ----------------
        Total expenses                                 47,112              97,409              99,600
                                               ----------------    ----------------    ----------------

Income (Loss) before income taxes                      (8,179)              2,477               2,899

Less: Income taxes                                      4,789              11,670              12,019
                                               ----------------    ----------------    ----------------

Net Income (Loss)                              $      (12,968)     $       (9,193)     $       (9,120)
                                               ================    ================    ================


Net Income per common share                    $            *      $            *      $            *


Average common shares outstanding                  11,050,000          10,445,605          10,258,204
* Less than $.01 per share

Other Comprehensive Income:
     Net Income (Loss)                         $      (12,968)     $       (9,193)     $       (9,120)
Foreign currency translation adjustment                   640               1,254               1,254
                                               ----------------    ----------------    ----------------
Total comprehensive income (Loss)              $      (12,328)     $       (7,939)     $       (7,866)
                                               ================    ================    ================











    The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 32

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 August 7, 2002 (Inception) Through May 31, 2003
                                    Unaudited


                                                                                                            Income
                                                                                                          Accumulated
                                                                                           Accumulated     During
                                 Common         Common        Discount                        Other           the
                                 Stock          Stock            On          Paid in      Comprehensive   Development
                                 Shares         Amount      Common Stock     Capital         Income          Stage         Total
                              ------------   ------------   ------------   ------------   -------------   -----------   ------------

Common stock issued on
August 7,2002                         100    $        65    $        --    $        --    $        --     $       --    $        65

Recapitalization on reverse
acquisition August 8, 2002      7,999,900          7,935         (7,935)            --             --             --             --

Net income for the period
from August 7, 2002
(inception) through August
31, 2002                               --             --             --             --             --             73             73
                              ------------   ------------   ------------   ------------   -------------   -----------   ------------

Balance August 31, 2002         8,000,000          8,000         (7,935)            --             --             73            138

Common stock issued on
October 22, 2002  private
placement (Unaudited)           2,000,000          2,000             --             --             --             --          2,000

Common stock issued on
October 31, 2002 private
placement (Unaudited)           1,050,000          1,050             --          9,450             --             --         10,500

Redemption of common stock
November 12, 2002                                                                                                 --             --
(unaudited)                    (8,000,000)        (8,000)         7,935             65             --

Issuance of common stock on
November 12, 2002
(unaudited)                     8,000,000          8,000         (7,990)            --             --             --             10

Foreign currency
translation adjustment                 --             --             --             --          1,254             --          1,254
(unaudited)



--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 33



                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 August 7, 2002 (Inception) Through May 31, 2003
                                    Unaudited
                                    Continued


                                                                                                            Income
                                                                                                          Accumulated
                                                                                           Accumulated     During
                                 Common         Common        Discount                        Other           the
                                 Stock          Stock            On          Paid in      Comprehensive   Development
                                 Shares         Amount      Common Stock     Capital         Income          Stage         Total
                              ------------   ------------   ------------   ------------   -------------   -----------   ------------

Net income (Loss) for the
period from September 1,
2002 through May 31, 2003              --    $        --    $        --    $        --    $        --     $   (9,193)   $    (9,193)
                              ------------   ------------   ------------   ------------   -------------   -----------   ------------

                               11,050,000         11,050         (7,990)         9,515          1,254         (9,120)         4,699

Less common stock
subscription receivable                --             --             --             --             --             --            (10)
                              ------------   ------------   ------------   ------------   -------------   -----------   ------------

Balance, May 31, 2003
(unaudited)                    11,050,000    $    11,050    $    (7,990)   $     9,515    $     1,254     $   (9,120)   $     4,699
                              ============   ============   ============   ============   =============   ===========   ============


























     The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 34

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)

                       Consolidated Statement of Cash Flow

                                    Unaudited


                                                                        August 7, 2002
                                                      Nine Months         (inception)
                                                         Ended              through
                                                      May 31, 2003        May 31, 2003
                                                    ----------------    ----------------
Cash flows from operating activities:
    Net Income (loss)                               $       (9,193)     $       (9,120)
    Reconciling Adjustments:
      Depreciation                                           2,751               2,818
      Common stock issued for services                                              65
      Change in operating assets and liabilities:
        Accounts Receivable                                (24,985)            (24,985)
        Accounts payable                                     2,615              13,757
        Shareholder's loan                                  10,000              10,000
        Accounts payable - related parties                    (330)                450
        Income tax payable                                  12,351              12,700
                                                    ----------------    ----------------
Net cash provided by operating activities                   (6,791)              5,685
                                                    ----------------    ----------------

Cash flows from financing activities:
           Share capital issued                             12,500              12,500
                                                    ----------------    ----------------
Cash provided by financing activities                       12,500              12,500
                                                    ----------------    ----------------

Cash flows from investing activities:
    Acquisition of property and equipment                   (2,564)            (12,949)
                                                    ----------------    ----------------
Cash (used) by investing activities                         (2,564)            (12,949)
                                                    ----------------    ----------------

Foreign currency translation adjustment                      1,254               1,254
                                                    ----------------    ----------------

Net change in cash                                           4,399               6,490
Beginning cash balance                                       2,091                  --
                                                    ----------------    ----------------
Ending cash balance                                 $        6,490      $        6,490
                                                    ================    ================

Supplemental disclosure of cash flow information:
    Cash paid during the period for -
      Interest                                      $            -      $            -
      Income taxes                                  $            -      $            -


Supplemental schedule of non-cash investing
and financing activities:
  Acquisition of transportation equipment for
   account payable                                  $            -      $       10,385
    Common stock issued for services                $            -      $           65







    The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 35

                           AMERICAN BUSING CORPORATION
                          (A Development Stage Company)

                          Notes to Financial Statements
                     September 1, 2002 Through May 31, 2003


Note 1 - Financial Statements
-----------------------------

American Busing Corporation has prepared the accompanying consolidated financial statements included herein without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the August 31, 2002 audited restated financial statements and the accompanying notes thereto. While management believes the procedures followed in preparing these financial statements are reasonable, the accuracy of the amounts are in some respects dependant upon the facts that will exist, and procedures that will be accomplished by the Company later in the year. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. In management's opinion all adjustments necessary for a fair presentation of the Company's financial statements are reflected in the interim periods included.

Amounts shown for August 31, 2002 were taken from the audited restated financial statements of that date.


Note 2 - Advance from Shareholder
---------------------------------

The company has received advances from its principal shareholder without interest and payable on demand.


Note 3 - Common Stock
---------------------

American Busing Corporation during the period from September 1, 2002 to May31, 2003 had three private placements of stock and one redemption. On October 22, 2002, the company accepted and executed subscription agreements for 2,000,000 common shares, having $0.001 par value per share at an offering price of $0.001 per share, for gross offering proceeds of $2,000, pursuant to Regulation D Rule 506 of the Securities Act of 1933. On October 31, 2002, the company accepted and executed subscription agreements for 1,050,000 common shares, having $0.001 par value per share at an offering price of $0.01 per share for gross offering proceeds of $10,500, pursuant to Regulation D rule 506 of the Securities Act of 1933. On November 12, 2002 the company redeemed 8,000,000 common shares, having $0.001 par value per share, owned by Paratransit Busing Corporation for no compensation. On November 12, 2002, the company issued 8,000,000 shares, having $0.001 par value per share, to the director of the Company, at an offering price of $0.0000012 per share for gross offering proceeds of $10.


Note 4 - Subsequent Event
-------------------------

Effective June 6, 2003, the Company paid $10,000 and issued 25,000 shares of its common stock for consulting services. A total of $10,025 is included in accounts payable as of May 31, 2003.

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 36

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


PART II
-------


INDEMNIFICATION OF DIRECTORS AND OFFICERS
-----------------------------------------

Our Articles of Incorporation do not speak to indemnification of directors and officers and therefore the Nevada Revised Statutes will govern when a director, officer or any person will be entitled to be indemnified by the Company. Our company has not adopted any bylaws to govern indemnification of directors, officers and other persons at the date of this registration statement.


OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
-------------------------------------------

The following table sets forth the various expenses to be paid by us in connection with the issuance and distribution of the securities being registered, other than sales commissions. All amounts shown are estimates except for amounts of filing and listing fees.

Filing Fee                                                    $     175.03
Accounting and Audit Fees                                     $   1,100.00
Legal Fees and Expense                                        $   1,000.00
Printing and Engraving Expenses (includes EDGAR service)      $   1,000.00


RECENT SALES OF UNREGISTERED SECURITIES
---------------------------------------

(a)  Securities issued and sold:

1. On August 8, 2002 we issued 8,000,000 common shares, having $0.001 par value per share, to Paratransit Busing Corporation. in exchange for 100 shares of Able Busing Corporation as founders stock pursuant to Regulation D Rule 506 of the Securities Act of 1933. The sole owner of Paratransit Busing Corporation is Mr. Perry Ceccarelli. The 100 shares of Able Busing Corporation was the total number of issued and outstanding shares for that company.

For each offering referred to in no. 2 and 3 below, we offered our shares of common stock to a limited number of offerees, with whom we had a pre-existing relationship. Each person purchasing our shares of common stock who we reasonably believed was not an accredited investor (as that term is defined by the provisions of Rule 501(a)), received from us that information specified by the provisions of Rule 502(b). Additionally, we reasonably believe that each such person either alone or with his or her purchaser representative (as that term is defined by the provisions of Rule 501(h)), has such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of a purchase of our common shares. For each offering, we discussed with each purchaser in, what we believe to be, reasonable detail the various aspects, including the risks, relating to a purchase of our common stock.

2. On October 22, 2002, we accepted and executed subscription agreements that sold the following shares, having $0.001 par value per share, to the following persons, at an offering price of $0.001 per share for gross offering proceeds of $2,000 USD, pursuant to Regulation D Rule 506 of the Securities Act of 1933.

Name                            Residency                      Shares      Proceeds
---------------------------     -------------------            ------      --------
Darren Veitch                   Phoenix, Arizona               500,000     $   500
Marty Ceccarelli                Cave Creek, Arizona            500,000     $   500
Todd Wheatcraft                 Scottsdale, Arizona            500,000     $   500
Edmond Forister                 Scottsdale, Arizona            500,000     $   500
                                                               -------        ----

Total                                                        2,000,000     $ 2,000
                                                             =========     =======


--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 37

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


3. On October 31, 2002, we accepted and executed subscription agreements that sold the following shares, having $0.001 par value per share, to the following persons, at an offering price of $0.01 per share for gross offering proceeds of $10,500 USD, pursuant to Regulation D rule 506 of the Securities Act of 1933:

Name                            Residency                      Shares      Proceeds
---------------------------     -------------------            ------      --------
James Bieleniewicz              Phoenix, Arizona                50,000     $   500
Karen Harkness                  Scottsdale, Arizona             50,000     $   500
Anita and Addison Lawrence      Scottsdale, Arizona            100,000     $ 1,000
Kathleen Reed                   Phoenix, Arizona                50,000     $   500
Gregory Groh                    Phoenix, Arizona                50,000     $   500
Walt Passolt                    Scottsdale, Arizona             50,000     $   500
Mark Molnau                     Scottsdale, Arizona             50,000     $   500
Robert and Carol Livingston     Phoenix, Arizona                50,000     $   500
Terrie Wright                   Phoenix, Arizona                50,000     $   500
Robert Bishop                   Phoenix, Arizona                50,000     $   500
Robert and Katherine Richards   Phoenix, Arizona               100,000     $ 1,000
Julian Tatka                    Cave Creek, Arizona             50,000     $   500
RGM Management Services, LLC    Cave Creek, Arizona             50,000     $   500
Jim Ceccarelli                  Glendale, Arizona              100,000     $ 1,000
Jerrie Ceccarelli               Glendale, Arizona              100,000     $ 1,000
Steve Becker                    Phoenix, Arizona                50,000     $   500
Terri Court                     Chandler, Arizona               50,000     $   500
                                                                ------       -----

Total                                                        1,050,000     $10,500
                                                             =========     =======

4. On November 12, 2002 we redeemed the 8,000,000 common shares, having $0.001 par value per share, owned by Paratransit Busing Corporation for no compensation.

5. On November 12, 2002, we issued 8,000,000 shares, having $0.001 par value per share, to Mr. Edmond Forister the sole director and majority shareholder of the Company, at an offering price of $0.0000012 per share for gross offering proceeds of $10 USD and other good and valuable consideration including the risks associated with being a public company director and officer, pursuant to Regulation D Rule 506 of the Securities Act of 1933.


6. On June 13, 2003, we issued 25,000 shares, having a $0.001 par value per share, to Eric Littman as compensation for legal services in a transaction exempt from the registration provisions of the Securities Act of 1933, which exemption is specified by the provision of section 4(2) of that Act and Rule 506 of Regulation D.


(b)  Underwriters and Other Purchasers.
     Not applicable

(c)  Consideration.
     See (a) above.

(d)  Exemption from Registration Claimed.
     See (a) above.


EXHIBITS
--------

A.   Exhibits

The following exhibits are attached hereto:

Exhibit
Number    Title


3.1       Our Articles of Incorporation dated August 5, 2002.
4.1       Specimen ordinary share certificate
5.1 Opinion of Stepp Law Group as to the validity of the securities offered hereby

--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 38

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


10.1      Material contract - Cosmopolitan Learning Centre Inc.
23.1      Consent of Miller McCollom, Certified Public Accountants
99.1      February 28, 2003 Financial Statements

* Included with our 10Q filed with the Securities and Exchange Commision on April 29, 2003.


B.   Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements and related notes attached to the prospectus.


UNDERTAKINGS
------------

(1)  The undersigned Registrant hereby undertakes to:

(2) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to;

     (i) Include any prospectus required by Section 10(a)(3) for the Securities Act of 1933, as amended (the "Securities Act");

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional changed material information on the plan of distribution.

(3) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bonafide offering thereof.

(4) File a post-effective amendment to remove from registration any of the securities, which remain unsold at the end of the offering.

(5) Provide to the transfer agent at the closing, certificates in such denominations and registered in such names as are required by the transfer agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We will file, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.


--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 39

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


SIGNATURES
----------


In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Scottsdale, Arizona, USA on September 5, 2003.


AMERICAN BUSING CORPORATION

SIGNATURE                         TITLE

/s/ Edmond Forister               President and Director
--------------------
Mr. Edmond Forister









































--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 40

                           AMERICAN BUSING CORPORATION
--------------------------------------------------------------------------------


You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, their common shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

Until a date, which is 90 days after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.







































--------------------------------------------------------------------------------
American Busing Corporation Post Effective Amendment                    Page 41